Cenovus oil sands production increases 23%
Company generates nearly $1 billion in cash flow

- Production at Christina Lake averaged more than 68,000 barrels per day (bbls/d) net in the third quarter, an increase of 30% when compared with the same period a year earlier.
- Foster Creek production averaged almost 57,000 bbls/d net in the quarter, 15% higher than the same quarter in 2013.
- Cenovus achieved first production from its Foster Creek phase F expansion in September.
- Cash flow was almost $1 billion in the third quarter, a 6% increase when compared with the same period in 2013.
- Cenovus completed the sale of a portion of its Wainwright heavy oil assets in Alberta, recording a gain of $137 million on the divestiture.
- The company was recently named to the Dow Jones Sustainability World Index for the third year in a row.

"Increasing production volumes and reliable performance at our oil sands projects helped drive strong cash flow in the third quarter," said Brian Ferguson, Cenovus President & Chief Executive Officer. "We continue to execute our business plan and remain focused on delivering growing total shareholder return."

Production & financial summary			
(for the period ended September 30) Production (before royalties)	2014 Q3	2013 Q3	% change
Oil sands total (bbls/d)	125,089	101,824	23
Conventional oil[1] (bbls/d)	74,000	75,114	-1
Total oil (bbls/d)	199,089	176,938	13
Natural gas (MMcf/d)	489	523	-7
Financial ($ millions, except per share amounts)			
Cash flow[2]	985	932	6
Per share diluted	1.30	1.23	
Operating earnings[2]	372	313	19
Per share diluted	0.49	0.41	
Net earnings	354	370	-4
Per share diluted	0.47	0.49	
Capital investment	750	743	1

[1] Includes natural gas liquids (NGLs) and Pelican Lake production.

[2] Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the earnings reconciliation summary in the operating earnings table.

Calgary, Alberta (October 23, 2014) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) achieved higher third quarter cash flow compared with the same period a year earlier due to increased production volumes from its oil sands operations, higher natural gas prices and lower finance costs. The cash flow increase was partially offset by weaker crude oil prices and lower refined product output at its refineries compared with the same period in 2013.

Production from Cenovus's jointly owned Christina Lake and Foster Creek oil sands operations averaged more than 250,000 bbls/d gross (125,000 bbls/d net) in the third quarter, up 23% from a year earlier. Christina Lake production increased 30% from the third quarter of 2013, averaging more than 68,000 bbls/d, net to Cenovus, after expansion phase E reached design capacity earlier in the year. Production was also higher during the quarter due to improved facility performance.

Foster Creek production averaged almost 57,000 bbls/d net in the third quarter, up 15% from the same period a year earlier, partially due to an increase in the number of producing wells using Wedge Well™ technology. Performance also improved as a result of the elimination of a backlog of well maintenance and the company's continued focus on preventative work and subsurface monitoring. In addition, a small-scale planned turnaround in the third quarter had less of an impact on production as compared to a major planned turnaround in the same period of 2013. First production from the phase F wells began in September. Phase F adds 30,000 bbls/d of gross capacity.

"We're pleased about the return to reliable performance at Foster Creek and the continued strong operations at Christina Lake as we remain focused on achieving plant utilization rates of between 90% and 95%," said John Brannan, Executive Vice-President & Chief Operating Officer. "We're delivering solid, predictable growth at our oil sands projects and with the completion of phase F we expect to add incremental production over the next 18 months."

Cash flow was almost $1 billion in the third quarter, up 6% from the same period a year earlier. The increase was driven by higher operating cash flow from the company's oil sands and natural gas assets, reflecting increased production volumes at Christina Lake and Foster Creek and higher natural gas prices, as well as lower finance costs when compared with the third quarter of 2013. All of the company's business segments generated operating cash flow in excess of capital investment during the quarter. After investing $750 million in committed and growth capital in the third quarter, Cenovus had free cash flow of $235 million, 24% higher than in the same period of 2013.

The increase in upstream operating cash flow was partially offset by a 53% decrease in refining operating cash flow compared with the third quarter of 2013. The decrease in refining operating cash flow was due to lower refined product output after an unplanned coker outage at the Borger Refinery and a planned turnaround that began late in the third quarter at the Wood River Refinery. The decline in refining operating cash flow was partially offset by lower crude oil feedstock costs and higher market crack spreads.

Successful asset sale
On September 30, Cenovus successfully completed the sale of certain of its Wainwright heavy oil assets in east-central Alberta for net proceeds of $234 million, recording a gain of $137 million. Oil production from these assets was approximately 2,800 bbls/d in the third

quarter. Cenovus retained ownership of the mineral rights on fee lands that were part of the divestiture and will continue to receive a royalty payment from the new owners on current and future production from these lands.

Recognition for corporate responsibility
In September, Cenovus was named to the Dow Jones Sustainability World Index for the third year in a row. Cenovus is the only North American oil and gas company to make the World Index this year, ranking high in the areas of risk management, transparent reporting and stakeholder engagement. The company was also named to the Dow Jones Sustainability North America Index for the fifth consecutive year.

Guidance updated
Cenovus has updated its 2014 full-year guidance to reflect actual numbers for the first nine months of the year and the company's estimates for the fourth quarter. Updated guidance can be found at cenovus.com under "Investors".

2015 budget to be released in December
Cenovus is currently developing its 2015 budget and will provide details during a conference call scheduled for December 11, 2014.

Oil Projects

Daily production[1]									
(Before royalties) (Mbbls/d)	**2014**				2013				2012
	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Oil sands									
Christina Lake	**68**	68	66	49	61	53	38	44	32
Foster Creek	**57**	57	55	53	52	49	55	56	58
Oil sands total	**125**	125	120	103	114	102	94	100	90
Conventional oil									
Pelican Lake	**24**	25	25	24	25	25	24	24	23
Weyburn	**16**	16	16	16	16	16	16	17	16
Other conventional[2]	**34**	36	36	36	34	34	37	39	37
Conventional total	**74**	77	76	77	75	75	77	80	76
Total oil	**199**	202	197	179	189	177	171	180	165

[1] Totals may not add due to rounding.
[2] Includes NGLs production.

Oil sands
Cenovus has a substantial portfolio of oil sands assets in northern Alberta with the potential to provide decades of production growth. The two operations currently producing, Foster Creek and Christina Lake, use steam-assisted gravity drainage (SAGD), which involves drilling into the reservoir and injecting steam at low pressures to soften the thick oil so it

can be pumped to the surface. Cenovus is currently building its third major oil sands project at Narrows Lake, which is part of the Christina Lake Region. These projects are operated by Cenovus and jointly owned with ConocoPhillips. Cenovus has an enormous opportunity to deliver increased shareholder value through production growth from several identified emerging projects and additional future developments. The company continues to assess its resources and prioritize development plans to create long-term value.

Christina Lake

Production
- Production at Christina Lake averaged 68,458 bbls/d net in the third quarter, 30% higher than in the same period a year earlier due to phase E reaching design capacity in the second quarter. In addition, in the third quarter of 2013 there was unplanned minor downtime related to the start-up of phase E that had an impact on production. Work to optimize phases C, D and E continues, with incremental production expected in 2015.
- The steam to oil ratio (SOR) at Christina Lake was 1.7 in the third quarter, an improvement from 1.9 in the same period a year earlier.
- Operating costs at Christina Lake were $10.40 per barrel (bbl) in the third quarter, a 9% decline from $11.46/bbl in the same period a year ago. This was primarily due to increased production, a lower SOR, improved performance at the company's facilities and a decline in fluid, waste handling and trucking costs. The decline in operating costs was partially offset by a rise in fuel expenses, consistent with higher natural gas prices, and increased workover activities related to well servicing.
- Non-fuel operating costs were $7.08/bbl, compared with $9.00/bbl in the third quarter of 2013.
- The netback the company received for its Christina Lake oil production declined 12% to $48.40/bbl in the third quarter compared with the same period of 2013, mainly due to lower crude oil benchmark prices.

Expansions
- The company continues to make progress on the construction of phases F and G at Christina Lake.
- Total capital investment at Christina Lake was $198 million in the quarter, 22% higher compared with the same period a year earlier. Most of the investment was focused on expansion phases F and G and sustaining well programs.

Foster Creek

Production
- Foster Creek production averaged 56,631 bbls/d net in the quarter, 15% higher than the same period in 2013. The increase was partially due to additional production from wells using Wedge Well™ technology and to improved performance following the elimination of a backlog of well maintenance in 2013.
- The SOR at Foster Creek was 2.8 in the third quarter of 2014, compared with 2.5 in the same period of 2013. The SOR is expected to range between 2.6 and 3.0 until expansion phases F, G and H are completely ramped up. At that point, the SOR is expected to drop below 2.5.

- Operating costs at Foster Creek averaged $14.79/bbl in the third quarter, a 14% decrease from $17.12/bbl in the same period a year ago.
- Non-fuel operating costs were $10.48/bbl in the quarter compared with $14.65/bbl in the same period of 2013. The decrease was due, in part, to increased production and lower workover costs in 2014 compared with 2013 when the company was addressing a backlog of well maintenance. In addition, after a review of the company's 2014 re-drilling program at Foster Creek, it was determined that these activities were beyond normal maintenance and, in fact, enhanced future production capability and were normal capital expenditures. As a result, costs, which had been previously recognized as operating costs, have now been capitalized in the third quarter. This reduced operating costs in the quarter by $1.60/bbl.
- Fuel costs continued to have a significant impact on per-unit operating costs at Foster Creek during the quarter, increasing $1.84/bbl. The increase in fuel costs was consistent with higher natural gas prices and increased consumption compared with the same period in 2013.
- The netback the company received for its Foster Creek oil production fell 9% to $54.46/bbl in the third quarter from the same period in 2013, largely due to lower crude oil benchmark prices.

Expansions
- The Foster Creek phase F main plant began processing oil in the third quarter. Phase F adds another 30,000 bbls/d of gross production capacity. The company continues to progress construction of the phase G and H plants.
- Capital investment was $207 million, comparable with the same period in 2013. Investment during the third quarter was focused on the completion of phase F and ongoing construction for phases G and H as well as drilling and completions of well pairs.

Narrows Lake
- Phase A site construction, engineering and procurement are progressing.
- The first phase of the project is expected to have production capacity of 45,000 bbls/d gross. Narrows Lake is expected to be the industry's first project to demonstrate a solvent aided process (SAP), using butane, on a commercial scale.
- Cenovus invested $38 million at Narrows Lake in the third quarter, compared with $40 million in the same period a year earlier.

Emerging projects

Grand Rapids
- Cenovus is moving ahead with phase A of its Grand Rapids oil sands project, which is expected to have production capacity of between 8,000 and 10,000 bbls/d. Work is continuing on dismantling an existing SAGD facility that Cenovus purchased earlier this year and is planning to relocate to the Grand Rapids site for use at phase A. The project has received regulatory approval for total capacity of 180,000 bbls/d.
- Cenovus continues to operate a SAGD pilot project that has two producing well pairs. The wells continue to provide data that will be used to design the first phase.
- Capital investment was $20 million at Grand Rapids in the third quarter, compared with $6 million in the same period a year earlier.

Telephone Lake
- Cenovus anticipates receiving approval soon from the Alberta Energy Regulator for its Telephone Lake oil sands project located in the Borealis Region of northern Alberta. The company expects to provide an update on its development plan for the project in December.
- The company drilled 12 stratigraphic test wells at Telephone Lake during the third quarter.
- Cenovus invested $23 million at Telephone Lake in the quarter, compared with $1 million in the same period a year ago.

Conventional Oil

Pelican Lake
Cenovus produces heavy oil from the Wabiskaw formation at its 100%-owned Pelican Lake operation in the Greater Pelican Region, about 300 kilometres north of Edmonton. Cenovus has been injecting polymer since 2006 to enhance production from the reservoir, which is also under waterflood.
- In the third quarter of 2014, production averaged 24,196 bbls/d, a 3% decline compared with the same period a year earlier due to a planned turnaround.
- Cenovus invested $61 million at Pelican Lake in the third quarter, compared with $97 million in the same period a year earlier. Pelican Lake generated $50 million in operating cash flow in excess of capital investment in the third quarter.
- Operating costs at Pelican Lake were $20.49/bbl in the quarter, compared with $19.90/bbl in 2013. The increase was primarily due to lower oil sales volumes, higher property taxes, increased electricity expense, and a rise in fluid, waste handling and trucking costs, partially offset by a decline in expenses for workover activity, and repairs and maintenance.

Other conventional oil
In addition to Pelican Lake, Cenovus has tight oil opportunities in Alberta, as well as the established Weyburn operation in Saskatchewan that uses carbon dioxide injection to enhance oil recovery.
- Conventional oil production, excluding Pelican Lake, averaged 49,804 bbls/d in the third quarter, a decline of 1% from the same period a year earlier. Increased production from the company's successful horizontal well performance in southern Alberta was offset by expected natural declines and the divestiture of the company's Bakken assets earlier in 2014.
- Production from the Weyburn operation averaged 16,141 bbls/d net compared with 16,438 bbls/d net in the third quarter of 2013.
- Operating costs for Cenovus's conventional oil operations, excluding Pelican Lake, were $17.50/bbl, a 16% increase from $15.10/bbl compared with the third quarter of 2013. The increase was primarily due to higher fluid, waste handling and trucking costs as well as a rise in chemical expenses, workover activity and repairs and maintenance.
- Excluding Pelican Lake, Cenovus invested $128 million in its conventional oil assets in the third quarter, compared with $173 million a year earlier. These assets

generated $113 million of operating cash flow in excess of capital investment in the third quarter of 2014.

Natural Gas

	Daily production								
(Before royalties) (MMcf/d)	**2014**				2013				2012
	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Natural gas	**489**	507	476	529	514	523	536	545	594

Cenovus has a solid base of established, reliable natural gas properties in Alberta. These properties are managed as financial assets, not production assets, generating operating cash flow well in excess of their ongoing capital investment requirements. The natural gas business also acts as an economic hedge against price fluctuations because natural gas fuels the company's oil sands and refining operations.

- Natural gas production averaged 489 million cubic feet per day (MMcf/d) in the third quarter, down 7% compared with the same period a year earlier, driven by expected natural declines.
- The company invested $10 million in its natural gas assets in the third quarter, up from $6 million in the same period a year earlier. The natural gas assets generated $119 million in operating cash flow in excess of capital investment.
- Cenovus's average realized sales price for natural gas, including hedges, was $4.33 per thousand cubic feet (Mcf) compared with $3.21 per Mcf in the same quarter of 2013.
- Higher cash flow from natural gas more than offset the increase in fuel costs at Cenovus's operations in the third quarter because the company produces more natural gas than it consumes at its oil sands and refining operations. Natural gas use at Cenovus's operations is forecast to be about 145 MMcf/d in 2014.

Market access

Cenovus is concentrating on finding new customers in North America and around the world and working to ensure it has the ability to move its oil to these customers. The company continues to support proposed pipelines to Canada's east and west coasts as well as to the U.S. to ensure adequate shipping capacity for its growing production. To complement its pipeline strategy, Cenovus takes a portfolio approach to marketing and transportation that also includes using rail and commodity price hedging.

- Cenovus transported almost 13,000 bbls/d of crude oil by rail during the third quarter to markets in Canada and the U.S., including 18 unit train shipments. The company now has 30,000 bbls/d of crude oil rail loading capacity.
- The company expects to start moving an initial 50,000 bbls/d of oil on Enbridge's Flanagan South pipeline system during the fourth quarter. Over the longer term, Cenovus has committed to ship approximately 75,000 bbls/d on Flanagan South, which provides additional access to the U.S. Gulf Coast.

- Cenovus continues to use its firm service capacity of 11,500 bbls/d on the existing Trans Mountain pipeline, giving the company access to the West Coast.
- The company also has committed to move 200,000 bbls/d on TransCanada's proposed Energy East pipeline, has additional shipping capacity of 175,000 bbls/d on planned pipelines to the West Coast, and has 75,000 bbls/d of committed capacity on TransCanada's proposed Keystone XL system.

Refining

Cenovus's refining operations allow the company to capture value from crude oil production through to refined products such as diesel, gasoline and jet fuel. This integrated strategy provides a natural economic hedge to discounted crude oil prices by providing lower feedstock costs to the Wood River Refinery in Illinois and Borger Refinery in Texas, which Cenovus jointly owns with the operator, Phillips 66.

Financial
- Operating cash flow from refining was $64 million in the third quarter, a 53% decline from $135 million in the third quarter of 2013. The decline was due to an unplanned coker outage in July at the Borger Refinery and a planned turnaround at the Wood River Refinery. These outages resulted in reduced crude oil runs, refined product output and crude utilization. The lower refined product output more than offset the advantage gained from reduced heavy crude oil feedstock costs and higher market crack spreads compared with the third quarter of 2013. The planned turnaround at Wood River, which began in late September, is scheduled for completion early in the fourth quarter.
- Capital investment was $42 million, compared with $19 million in the same period a year earlier.
- Cenovus's refining operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus's operating cash flow from refining would have been approximately $53 million higher in the third quarter of 2014.

Operations
- Cenovus's refineries processed an average of 407,000 bbls/d gross in the third quarter, a 12% decrease from the same period a year earlier due to planned and unplanned outages in 2014.
- Together, the two refineries processed an average of 201,000 bbls/d gross of heavy oil in the quarter, compared with 240,000 bbls/d gross in the same period of 2013. The decline was primarily a result of the decision to process higher volumes of medium crude oil due to more favourable economics.
- The refineries produced an average of 429,000 bbls/d gross of refined products in the quarter, a 12% decrease from the third quarter of 2013.

Financial

Dividend

The Cenovus Board of Directors declared a fourth quarter dividend of $0.2662 per share, payable on December 31, 2014 to common shareholders of record as of December 15, 2014. Based on the October 22, 2014 closing share price on the Toronto Stock Exchange of $26.27, this represents an annualized yield of about 4.1%. Declaration of dividends is at the sole discretion of the Board. Cenovus's continued commitment to a meaningful dividend is an important aspect of its strategy to focus on increasing total shareholder return.

Cash flow, earnings and capital investment

- Cenovus generated almost $1 billion in cash flow in the third quarter, 6% higher than the same period a year earlier largely due to strong upstream operating cash flow driven by increased oil sands production volumes and higher natural gas prices as well as lower finance costs. Current tax was $35 million, down from $40 million in the third quarter of 2013.
- Operating cash flow was almost $1.2 billion in the third quarter of 2014, comparable with the same period a year earlier. Approximately $1.1 billion of that operating cash flow was generated by Cenovus's oil and natural gas producing assets.
- Operating cash flow in excess of capital invested was $112 million from oil sands, $163 million from conventional oil, $119 million from natural gas and $22 million from refining.
- Operating earnings were $372 million in the third quarter, a 19% increase when compared with the same period a year earlier due to higher crude oil sales volumes driven by increased production at the company's oil sands operations and lower income tax expense resulting from a decrease in U.S. cash flow, partially offset by an increase in depreciation, depletion and amortization (DD&A).
- Cenovus's net earnings for the quarter were $354 million, down 4% from the same period a year earlier.
- Capital investment was $750 million in the third quarter, similar to the same period a year earlier. Most of the investment was at the company's oil sands operations as it progressed expansion phases at Christina Lake and Foster Creek as well as construction at Narrows Lake.

Risk management, G&A expenses and financial ratios

- In the third quarter, Cenovus added 8,800 bbls/d to its fourth quarter 2014 Western Canada Select (WCS) differential hedges to protect against widening Canadian light/heavy oil differentials at an average price of US$18.81/bbl. This increased total WCS differential price protection to 21,700 bbls/d for the rest of 2014.
- The company also added hedge positions for the first half of 2015 on the WCS differential covering 5,000 bbls/d at an average price of US$19.85/bbl.
- In the quarter, total realized gains or losses on risk management were nil and unrealized gains were $165 million, largely driven by the decline in the price of Brent crude oil.
- Cenovus received an average realized price, including hedging, of $76.12/bbl for its oil. The average realized price for natural gas, including hedging, was $4.33/Mcf.
- General and administrative (G&A) expenses were $3.08 per barrel of oil equivalent (BOE) in the third quarter, compared with $4.31/BOE in the same quarter of 2013 due to a decline in long-term incentive costs consistent with the lower share price.

- Over the long term, Cenovus continues to target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of between 1.0 and 2.0 times. At September 30, 2014, the company's debt to capitalization ratio was 33% and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.3 times.

Operating earnings[1]		
(for the period ended September 30) ($ millions, except per share amounts)	**2014** **Q3**	2013 Q3
Earnings, before income tax	**533**	542
Add back (deduct):		
Unrealized risk management (gains) losses[2]	**(165)**	(8)
Non-operating unrealized foreign exchange (gains) losses[3]	**253**	(53)
(Gains) losses on divestiture of assets	**(137)**	1
Operating earnings, before income tax	**484**	482
Income tax expense	**112**	169
Operating earnings	**372**	313

[1] Operating earnings is a non-GAAP measure as defined in the Advisory.

[2] The unrealized risk management (gains) losses include the reversal of unrealized (gains) losses recognized in prior periods.

[3] Includes unrealized foreign exchange (gains) losses on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable and foreign exchange (gains) losses on settlement of intercompany transactions.

Conference Call Today
9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, October 23, 2014, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 12 p.m. MT on October 23 until 10 p.m. MT on October 30, 2014, by dialing 855-859-2056 or 416-849-0833 and entering password 93461329. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY
FINANCIAL INFORMATION
Basis of Presentation Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Non-GAAP Measures This news release contains references to non-GAAP measures as follows:

- Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less realized losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company's assets and for the comparability of Cenovus's underlying financial performance between periods. Items within the Corporate and Eliminations segment are excluded from the calculation of operating cash flow.

- Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus's interim and annual consolidated financial statements.
- Free cash flow is defined as cash flow less capital investment.
- Operating earnings is used to provide a consistent measure of the comparability of our underlying financial performance between periods by removing non-operating items. Operating earnings is defined as earnings before income tax excluding gain (loss) on discontinuance, gain on bargain purchase, unrealized risk management gains (losses) on derivative instruments, unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable, foreign exchange gains (losses) on settlement of intercompany transactions, gains (losses) on divestiture of assets, less income taxes on operating earnings.
- Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses as measures of the company's overall financial strength to steward the company's overall debt position. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the Partnership Contribution Payable or Receivable. Capitalization is defined as debt plus shareholders' equity. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, asset impairments, unrealized gains or losses on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, net, calculated on a trailing 12-month basis.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus's liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus's most recent Management's Discussion and Analysis (MD&A) available at cenovus.com.

OIL AND GAS INFORMATION
Barrels of Oil Equivalent Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Netbacks reported in this news release are calculated as set out in the AIF. Heavy oil prices and transportation and blending costs exclude the costs of purchased condensate, which is blended with heavy oil. For the third quarter 2014, the cost of condensate on a per barrel of unblended crude oil basis was as follows: Christina Lake - $42.57 and Foster Creek - $38.50.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively "forward-looking information") about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this document is identified by words such as "anticipate", "believe", "expect", "plan", "forecast" or "F", "target", "projected", "could", "focus", "proposed", "schedule", "potential", "may", "strategy" or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projections contained in our 2014 guidance, growing total shareholder return, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected increase in production capacity through optimization activity and debottlenecking, expected future refining capacity, broadening market access, improving cost structures, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, forecasted commodity prices, future use and development of technology, including to reduce our environmental impact and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in our current guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

2014 guidance, updated October 23, 2014 and available at cenovus.com, is based on an average diluted number of shares outstanding of approximately 757 million. It assumes: Brent US$104.00/bbl, WTI of US$97.00/bbl; Western Canada Select of $86.00/bbl; NYMEX of US$4.50/MMBtu; AECO of $4.50/GJ; Chicago 3-2-1 crack spread of US$17.00/bbl; exchange rate of $0.91 US$/C$.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationships with our partners and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation, including sufficient crude-by-rail or other alternate transportation; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see "Risk Factors" in our most recent Annual Information Form/Form 40-F, "Risk Management" in our current and annual MD&A and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com, EDGAR at sec.gov and our website at cenovus.com.

TM denotes a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $25 billion. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

CENOVUS CONTACTS:

Investor Relations	**Media**
Susan Grey	Brett Harris
Director, Investor Relations	Media Lead
403-766-4751	**403-766-3420**

Graham Ingram
Senior Analyst, Investor Relations
403-766-2849

Anna Kozicky
Senior Analyst, Investor Relations
403-766-4277

Reg Curren
Senior Media Advisor
403-766-2004

General media line
403-766-7751